Exhibit 97.1

BANK OF MONTREAL BOARD OF DIRECTORS’ POLICIES	December 1, 2009 Amended April 1, 2019 Amended October 24, 2023

Clawback and Recoupment Policy

The Bank or a Bank affiliate may recoup or otherwise recover of some or all of the incentive compensation paid to, or benefit thereof received, by an individual who is an (a) Executive, (b) a Capital Markets employee at the Managing Director level or above, or (c) who occupies an individual Material Risk Employee role, in each case in the following circumstance(s) (“Trigger Event”):

1)

The Bank’s annual financial statements are restated or the Bank’s quarterly financial statements are restated (“Financial Restatement” as defined in Schedule A), with the exception that for Executive Officers, discretion will not be exercised in deciding whether to recoup incentive compensation based on a Financial Measure (as defined in Schedule A) received by an Executive Officer, or the amount to be recouped, pursuant to the requirements of U.S. Securities Exchange Act and the NYSE listing standards;

2)

The individual engages in, is wilfully blind to, or fails to report or prevent, conduct that falls short of legal, professional, internal conduct, and/ or ethical standards which, in turn, caused or could have caused significant financial or reputational harm to the Bank;

3)	The individual was negligent, including in a supervisory capacity, in managing risk, which resulted in or could have resulted in significant financial or reputational harm to the Bank; and/or

4)	Recoupment is required by an applicable law, rule or regulation, stock exchange rule or regulatory body having jurisdiction.

Incentive compensation includes compensation based on a Financial Measure and may include any short-term, mid-term, or long-term incentive compensation already paid to the affected individual, including compensation that was determined, based or calculated upon such incentive compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon). Incentive compensation based on a Financial Measure is considered received in the Bank’s fiscal period during which the Financial Reporting Measure applicable to such Compensation is attained, even if the payment or grant of the FRM-Based Compensation occurs after the end of that period.

The Bank shall not indemnify any Executive Officers, directly or indirectly, for any incentive compensation based on a Financial Measure recouped under this Policy, and no Executive Officer will be entitled to any compensation, tax-gross up or damages in respect of any amounts that are recouped pursuant to this Policy. Recoupment under this Policy shall not be considered to be or give rise to an event or action of the Company constituting “good reason” for resignation (or any similar concept) under any agreement, incentive plan or award of the Bank.

The lookback period, within which the recoupment of incentive compensation may be sought is either: (a) three full fiscal years preceding the date upon which the Human Resources Committee (“HRC”) makes its determination (or reasonably should have made a determination) that a Trigger Event has occurred, or (b) the period required by applicable law, rule or regulation, stock exchange rule or regulatory body having jurisdiction, whichever period is longer.

BANK OF MONTREAL BOARD OF DIRECTORS’ POLICIES	December 1, 2009 Amended April 1, 2019 Amended October 24, 2023

Except in cases of Financial Restatement with respect to an Executive Officer, the HRC shall determine in its discretion the amounts, if any, to be recouped from an affected individual, provided that any such determinations affecting a current CEO of the Bank shall be made by the Board.

Discretion shall not be exercised in respect of the recoupment of any incentive compensation based on a Financial Measure received by an Executive Officer in connection with a Financial Restatement. In such cases, the HRC shall determine the recoupment amount (the “Restatement Recoupment Amount”) to be the amount by which the incentive compensation based on a Financial Measure received by the Executive Officer during the lookback period, exceeds the amount the Executive Officer would have received during that period had it been determined based on the restated amounts in the Financial Restatement, measured on a before-tax basis. Where the Restatement Recoupment Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Restatement Recoupment Amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable Financial Reporting Measure and the Bank make the documentation related to that determination available to the applicable stock exchange or regulatory body having jurisdiction.

This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D 1 promulgated under the Exchange Act (“Rule 10D 1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

Any determinations made by the HRC shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy.

The methods that may be used by the Bank to recoup incentive compensation pursuant to this Policy are set out in Schedule B.

Schedule A – Definitions

Bank: Bank of Montreal.

Board: Board of Directors for the Bank.

CEO: BMO Financial Group Chief Executive Officer.

Executive Officer: Any person who holds or held the following positions during the lookback period (i) the Bank’s Chief Executive Officer, (ii) the Bank’s Chief Financial Officer, (iii) the Bank’s principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance) of the Bank, (v) any other officer who performs a policy-making function for the Bank (including any officer of the Bank’s subsidiaries if they perform policy-making functions for the Bank) and (vi) any other person who performs similar policy-making functions for the Bank. For greater certainty, all Executive Officers are Material Risk Employees for the purposes of this Policy.

BANK OF MONTREAL BOARD OF DIRECTORS’ POLICIES	December 1, 2009 Amended April 1, 2019 Amended October 24, 2023

Financial Reporting Measure: any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Bank’s financial statements, (ii) stock price, (iii) total shareholder return, and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii) or (iii). Such measures need not be presented within the Bank’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

Financial Restatement: an accounting restatement of any of the interim quarterly or annual consolidated financial statements of the Bank due to the material non-compliance of the Bank with any financial reporting requirement under securities laws, including any required accounting restatement to correct:

a)	an error in previously issued financial statements that is material to the previously issued financial statements, or

b)	that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

but does not include:

•	an out-of-period adjustment (i.e., the correction of an immaterial error in previously-issued financial statements, provided that such correction is immaterial to the current period);
•

an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Bank with any financial reporting requirement under securities laws);

•	the retrospective application of a change in accounting principles;
•	the retrospective revision to reportable segment information due to a change in the structure of the Bank’s internal organization;
•	a retrospective reclassification due to a discontinued operation;
•	the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control;
•	retrospective adjustments to provisional amounts in connection with a prior business combination; and/or
•	retrospective revision for stock splits, stock dividends, or other changes in the Bank’s capital structure.

Incentive compensation based a Financial Reporting Measure: Any compensation that: (a) is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, or (b) was determined based on, or otherwise calculated by reference to, compensation described in (a) (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon).

BANK OF MONTREAL BOARD OF DIRECTORS’ POLICIES	December 1, 2009 Amended April 1, 2019 Amended October 24, 2023

Human Resources Committee (HRC): The Human Resources Committee of the BMO Board oversees the human resources strategies, including compensation and talent management.

Material Risk Employees: Employees whose actions could have a material impact on the risk of the Bank.

Schedule B – Procedural elements for clawback and recoupment

The HRC shall determine, in its sole discretion and subject to applicable law and regulation, the prompt recovery and method for the recoupment of any incentive compensation (including any Restatement Recoupment Amount), which to the fullest extent permitted by applicable law and regulation may include any one or more of the following:

(a)	withholding, forfeiting and/or cancelling any incentive compensation of the individual;
(b)	cancelling or setting-off against planned future grants of incentive compensation;
(c)	requiring repayment of amounts previously received by the individual; and/or
(d)	setting off against other amounts payable to the individual.

The HRC maintains the right to elect not to recover some or all of the Restatement Recoupment Amount to the extent the HRC determines that recovery would be impracticable under one or more of the following conditions, and any other requirements of applicable laws, are met:

(a)

the direct expense paid to a third party to assist in enforcing this Policy would exceed the Restatement Recoupment Amount, and the Bank has made a reasonable attempt to recover the Restatement Recoupment Amount, documented such attempt, and provided such documentation to the applicable stock exchange or regulatory body having jurisdiction;

(b)

recovery of the Restatement Recoupment Amount by the Bank would violate applicable laws in Canada that were adopted prior to November 28, 2022 and the HRC has obtained an opinion of Canadian counsel acceptable to the applicable stock exchange or regulatory body having jurisdiction that recovery would result in such a violation, and has provided such opinion to such stock exchange or regulatory body; or

(c)

recovery of the Restatement Recoupment Amount would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Bank, to fail to meet the requirements of tax legislation.